UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of November 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE Paris, November 7, 2012

KEY FIGURES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

 (UNAUDITED IFRS FIGURES)

GOOD OPERATIONAL RESILIENCE
ADJUSTED OPERATING CASH FLOW IMPROVEMENT IN THE THIRD QUARTER
POSITIVE CONTRIBUTION OF CONVERGENCE PLAN
SIMILAR VARIATION IN ADJUSTED OPERATING INCOME COMPARED TO FIRST HALF
NET FINANCIAL DEBT BELOW €12.7 BILLION* EXPECTED AT THE END OF 2012
RECRUITMENT OF CHIEF OPERATING OFFICER

Antoine Frérot, Veolia Environnement’s Chairman and Chief Executive Officer indicated: “Veolia Environnement’s third quarter results benefitted from the initial effects of the Convergence Plan, by €49 million. In terms of divestments, several operations should be finalized between now and the end of the year, after the new step announced regarding the withdrawal from our transportation business, Veolia Transdev. Finally, I am pleased to announce the recruitment of a Chief Operating Officer. He will join the Company as of December 1, 2012.  He will be in charge of operations and in particular implementation of the Company’s new organization, industrialization of Company processes and implementation of cost savings.”

▪	Revenue increased 1.0% at constant consolidation scope and exchange rates** to €21,599.1 million

o	Water: Revenue increased 1.6% at constant consolidation scope and exchange rates for the nine months ended September 30, 2012.

▪	Operations activities improved in the third quarter in France, following a Q2 decline and lower growth in Technologies and Networks activities in Q3.

o	Environmental Services: Good relative resilience, with waste volumes down only -1.1% for the nine months, despite an unfavorable macroeconomic environment.

▪	Revenue declined 3.4% at constant consolidation scope and exchange rates during the 3rd quarter, after -1.1% in Q1 and -5.7% in Q2.

▪
For the nine months ended September 30, 2012, revenue declined 3.4% at constant consolidation scope and exchange rates, mainly due to the significant decline in recycled raw material prices (impact of roughly -€143 million). By geographic zone, at constant consolidation scope and exchange rates, France and the United States revenue were stable, while the United Kingdom and Germany declined by 5.4% and 14.0%, respectively.

o	Energy Services: Revenue for the nine months ended September 30, 2012 increased 5.3% at constant consolidation scope and exchange rates, mainly due to higher energy prices (impact of +€176 million)

▪
Adjusted operating cash flow** decreased 6.3% (-8.0% at constant exchange rates) to €1,945.7 million for the nine months ended September 30, 2012, versus re-presented(1) €2,076.9 million for the same period ended September 30, 2011.

o
Excluding the receivables write-downs in Italy in Energy Services recorded in the first half, adjusted operating cash flow for the nine months ended September 30, 2012 would have declined by 3.7% at constant exchange rates compared to published figures for the same period ended September 30, 2011 (and versus -4.8% for the first half of 2012).

o	In Q3, adjusted operating cash flow increased 3.3% to €562 million, benefitting from a favorable base effect and moderate restructuring costs.

o	Contribution of Convergence Plan: €49 million, net of implementation costs.
_________________________________
* At constant exchange rates

** See definitions provided at the end of the press release

(1) See footnote (2) on page 3

▪
Adjusted operating income** declined 24.8% (-25.8% at constant exchange rates) to €840.9 million for the nine months ended September 30, 2012, versus re-presented(1) €1,118.1 million for the same period ended September 30, 2011.

o
Excluding the receivables write-downs in Italy in Energy Services recorded in the first half, adjusted operating income for the nine months ended September 30, 2012 would have declined by 17.9% at constant exchange rates compared to published figures for the same period ended September 30, 2011.

▪	Net financial debt** amounted to €15.2 billion at September 30, 2012 versus €14.7 billion at December 31, 2011.

o	Seasonal evolution in WCR: -€648 million (versus -€542 million at September 30, 2011)

o
Continued buyback of joint venture minority interests: acquisition in August of 49% of shares in Azaliya for €246 million, after the purchase of 6.9% of Veolia Voda in January 2012 in the Water division

o	Increase in growth investments in Energy Services

o	€1,660 million in divestitures during the first nine months of 2012

▪	Reduction in net financial debt expected in the fourth quarter of €2.5 billion to €3 billion.

The closing of the sale of the U.S. solid waste activities is expected during the coming weeks. With the change in accounting for the Company’s stake in the Berlin water contract to equity method following the divestment of RWE’s stake, other divestments that will be completed between now and the end of the year and the seasonal reversal in working capital requirements, the Company expects to record a net financial debt reduction of €2.5 billion to €3 billion in the fourth quarter of 2012, excluding the impact of foreign exchange movements. The project associated with the augmentation of the Caisse des Dépôts to 60% of Veolia Transdev’s capital, announced on October 23, 2012, will not have an impact on the accounts prior to 2012 year-end.

▪
Given the high level of cash available to the Company, Veolia intends to actively manage debt via bond repurchases in order to optimize the cost of financing and manage average debt maturity. These operations will be carried out by the end of the year, depending on market conditions.

▪
Recruitment of Chief Operating Officer.  He will join the Company on December 1, 2012 and will be primarily responsible for the implementation of the Company’s new organization, industrialization of Company processes and implementation of cost savings.

▪	Outlook: The Company confirms the mid-term objectives announced during its Investor Day on December 6, 2011.

_____________________
** See definitions provided at the end of the press release

(1) See footnote (2) on page 3

Financial information for the nine months ended September 30, 2012 (2)

VEOLIA ENVIRONNEMENT

Revenue

Revenue (€M)
Nine months ended September 30, 2012	Nine months ended September 30, 2011 re-presented	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
21,599.1	20,913.4	3.3%	1.0%	0.3%	2.0%

Third quarter revenue grew 3.2% (-0.3% at constant consolidation scope and exchange rates) compared to the third quarter of 2011. The third quarter of 2012 reflected a slight recovery in volumes of water sold in line with favorable summer weather, despite the consequences of contractual erosion in the Water division in France. The deterioration in raw materials prices and the decline in industrial production indices in Europe and the United States contributed to a slowdown in revenue growth in the Environmental Services division.

Consolidated revenue for the nine months ended September 30, 2012 increased 3.3% to €21,599.1 million versus re-presented €20,913.4 million for the nine months ended September 30, 2011.

The impact of changes in consolidation scope on revenue for the nine months ended September 30, 2012 includes €64 million in respect of targeted acquisitions and divestitures completed in 2012 and 2011, of which -€65.3 million in the Water division (primarily the negative impact of the divestiture of certain of its operations in Asia and the positive impact of the increased stake as of August 2, 2012 in Azaliya and its affiliates), -€23.9 million in the Environmental Services division (impact of the divestment of Belgian activities in August 2011) and €137.2 million in the Energy Services division (mainly related to the acquisition of the Warsaw district heating network in October 2011).

At constant consolidation scope and exchange rates, nine months revenue ended September 30, 2012 grew 1.0% compared to re-presented figures for the nine months ended September 30, 2011. This increase is mainly explained by:
-
the increase in revenue in the Water division, primarily related to the effects of favorable indexation in France and higher tariffs in Central and Eastern Europe, despite the negative impact of contractual erosion in France;

-	rising energy prices (impact of roughly €176 million compared to the prior nine months ended September 30, 2011) in the Energy Services division, mainly in France;
-
the difficult macro-economic environment in the Environmental Services division which was characterized mainly by the decline in the price of recycled raw materials beginning in the second quarter of 2012 (impact of roughly -€143 million compared to the prior nine months ended September 30, 2011) and to a lesser extent, by lower waste volumes.

Revenue generated outside of France for the nine months ended September 30, 2012 amounted to €13,016.5 million, or 60.3% of total revenue, similar to the 60.2% for re-presented nine months revenue ended September 30, 2011.

The foreign exchange impact of €408.3 million primarily reflects the appreciation compared to the euro, of the U.S dollar for €119.7 million, the U.K. pound sterling for €113.4 million, the Chinese renminbi yuan for €70.1 million, the Australian dollar for €64 million and the Japanese yen for €33 million.

_____________________________________________
(2) To ensure the comparability of periods, the first nine months 2011 financial statements have been re-presented to include:
-  the impact of the reclassification into “net income from discontinued operations” of operations in the process of being sold such as  the whole Veolia Transdev income (from March 3rd to September 30th 2011) except the activities of the group Société Nationale Maritime Corse Méditerranée (SNCM) the solid waste activities in the United States in the Environmental Services division, and the public lighting activities (Citelum) in the Energy Services division;
- the impact of the reclassification into “net income from discontinued operations” of divested activities such as the regulated activities in the United Kingdom in the Water division;
- the impact of the reclassification into ‘continuing operations’ of the “Pinellas” incineration activities within the Montenay International entities in the United States in the Environmental Services division, whose divesture process was interrupted in the second semester of 2011.
For the record, as of September 30, 2011, the Transportation Division as a whole (from January 1st to March 3rd, 2011) was reclassified into “net income from discontinued operations”.

-  -

Results

Adjusted operating cash flow for the nine months ended September 30, 2012 declined 6.3% (-8.0% at constant exchange rates) to €1,945.7 million versus re-presented €2,076.9 million for the same period ending September 30, 2011.

In a difficult environment for the financing of Italian public debt and receivables securitization, a write-down of these receivables of €88.7 million was recorded in the Energy Services division in the first half of 2012. Excluding this write-down, adjusted operating cash flow would have declined 2.0% (-3.7% at constant exchange rates) to €2,034.4 million for the nine months ended September 30, 2012 compared to the same period ended September 30, 2011. This write-down may be revised following the analysis of consequences of the tougher regulations passed or expected in the Energy Services division in Italy.

The adjusted operating cash flow margin declined 0.9 points, to 9.0% for the nine months ended September 30, 2012, versus 9.9% for the same period ended September 30, 2011. Excluding the Italian receivables write-down of €88.7 million, the margin would have been 9.4%.

The change in adjusted operating cash flow in the nine months ended September 30, 2012 reflects:
–
the decline in operational performance in the Water division, mainly due to contractual erosion in France and taking into account the reduction in drinking water tariffs in Berlin mandated by the German Federal Cartel Office, and despite the good performance of activities in Central and Eastern Europe;

–	the unfavorable change in recycled raw material prices in France and in Germany, in the Environmental Services division;
–	a difficult macro-economic environment impacting the Environmental Services division, notably in Europe; and
–	the write-down of receivables recorded for €88.7 million, in the Energy Services division in Italy.

For the nine months ended September 30, 2012, the impact of the Company’s Efficiency Plan and Convergence Plan generated €154 million in savings, net of implementation costs, of which €49 million resulted from the Convergence Plan.

The positive foreign exchange rate impact of €35.6 million on adjusted operating cash flow reflects the appreciation compared to the euro, of the Chinese renminbi yuan for €15.8 million and the U.K. pound sterling for €11.5 million.

Adjusted operating income** for the nine months ended September 30, 2012 declined 24.8% (-25.8% at constant exchange rates) to €840.9 million, versus re-presented €1,118.1 million for the same period ended September 30, 2011. Excluding the write-downs related to the continuing restructuring in Italy within the Energy Services division, adjusted operating income would have declined 16.9% (-17.9% at constant exchange rates) to €929.6 million.

Other than the negative impact of items mentioned above affecting nine months adjusted operating cash flow, the increase in depreciation and amortization expense of €59.1 million compared to the prior year re-presented nine month period (related to recent developments in the Energy Services division and the Water division), and an unfavorable base effect especially on accruals also impacted adjusted operating income.

Free cash flow** for the nine months ended September 30, 2012 amounted to -€72 million (versus +€58 million for the same period ended September 30, 2011) mainly due to the Company’s continuing strategy of buying back minority interests (including the acquisition of 49% of shares in Azaliya for €246 million in enterprise value in the Water division), the degradation of €648 million in working capital requirements related to seasonality and the increase in gross investments of €398 million (for a total amount of €2,244 million in the nine months ended September 30, 2012) including notably the payment for the acquisition of minorities for €79 million in the Water division in the Czech Republic.

In total, net financial debt amounted to €15.2 billion at September 30, 2012 versus €14.7 billion at December 31, 2011, including an unfavorable exchange rate impact of -€0.3 billion.

_____________________
** See definitions provided at the end of the press release

Objectives and outlook

The Company confirms the objectives retained for the period 2012-2013 and expects:
–	to sell €5 billion in assets,
–	to reduce net financial debt below €12 billion(3),
–
faced with the economic environment, gross cost reductions in 2013 of €270 million and net cost reductions of €170 million to benefit operating income, versus initial objectives of €220 million and €120 million, respectively,

–	and to pay a dividend in 2013 of €0.70 per shares, in respect of fiscal year 2012.

After 2013, the Company aims, mid-cycle:
–	for organic revenue growth of over 3% per year,
–	growth in adjusted operating cash flow of over 5% per year,
–	to attain a debt leverage ratio (net financial debt/(operating cash flow before changes in working capital + principal payments on operating financial assets) of 3.0x(4),
–	a return to a dividend payout ratio in line with the Company’s historical average,
–	gross cost reductions of €500 million in 2015 and net cost reductions of €470 million to benefit operating income, versus initial objectives of €450 million and €420 million, respectively.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Company’s control, including but not limited to: the uncertainty related to the implementation of the company’s new strategy, including the completion of the program of divestments and the effective reduction of costs; the risk of suffering reduced profits or losses as a result of intense competition, the risks associated with conducting business in some countries outside of Western Europe, the United States and Canada,  the  risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that the company may make investments in projects without being able to obtain the required approvals for the project, the risk that governmental authorities could terminate, modify or renew under less favorable conditions some of Veolia Environnement’s contracts, the risk that the company’s long-term contracts may limit its capacity to quickly and effectively react to general economic changes affecting the Group’s performance under those contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

This document contains "non-GAAP financial measures" within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These "non-GAAP financial measures" are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

_____________________________________
(3) Excluding the impact of closing exchange rates

(4)  ± 5%

Analysis by operational sector

Water

Revenue (€M)
Nine months ended September 30, 2012	Nine months ended September 30, 2011 re-presented	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
9,208.9	8,952.1	2.9%	1.6%	-0.7%	2.0%

The increase in revenue in the Water division for the nine months ended September 30, 2012 is explained by both the favorable indexation effects in France and higher tariffs in Central and Eastern Europe, and by growth in Technologies and Networks activities from industrial clients.

–
Water division revenue was negatively impacted during the nine months ended September 30, 2012 by the divestitures completed in 2011 (particularly the impact of the reorganization of Asian activities) partially offset by the impact of the buyback of minority interests in Azaliya and its affiliates on August 2, 2012.

–
For Operations activities, nine months revenue ended September 30, 2012 increased 0.6% (+0.2% at constant consolidation scope and exchange rates). In France, the slight increase in revenue of 0.9% (+1.5% at constant scope) is explained by a favorable price indexation effect. This impact was partially compensated by the effect of contractual renegotiations and the decline in water volumes sold compared to the nine months ended 2011 (-1.1% in the first nine months of 2012 compared to the same period in 2011). Outside France, revenue was stable with 0.5% growth (-0.6% at constant consolidation scope and exchange rates). In Europe, growth was due to good performance in Central and Eastern Europe (favorable price effect in the Czech Republic and in Romania) despite the decline in volumes sold. This evolution was negatively impacted by taking into account the reduction in drinking water tariffs in Berlin mandated by the German Federal Cartel Office. Asia Pacific revenue increased 2.4% (-3.0% at constant consolidation scope and exchange rates). China revenue increased due to higher volumes sold and the full year effect of higher tariffs obtained in 2011, despite the impact of lower construction revenue and a slowdown in volumes sold to industrial clients. Revenue growth in the rest of Asia was marked by the increase in construction activity in Korea, which did not compensate for the decline in Australia following the end of the Adelaide contract. In the United States, revenue declined 3.4% (-12.0% at constant consolidation scope and exchange rates) due to the end of the Indianapolis contract in August 2011.

– Technologies and Networks revenue for the nine months ended September 30, 2012 increased 8.5% (+5.1% at constant consolidation scope and exchange rates). Revenue benefited from growth in activities with industrial clients, mainly in the Design and Build sector. The slowdown in growth observed during the 3rd quarter and the delay in work on the sludge treatment plant in Hong Kong slightly impacted revenue at the end of September 2012.

For the nine months ended September 30, 2012, Water division adjusted operating cash flow and adjusted operating income declined, due to the evolution of Operations activities mainly related to:
•	the negative impact of contractual erosion in France,
•	a slowdown in volumes sold primarily in France and in the rest of Europe,
•	the reduction in drinking water tariffs in Berlin mandated by the German Federal Cartel Office in the amount of €22 million, and
•	the impairment of trade receivables in the United Kingdom and in Guadeloupe recorded in the first half of 2012,
•	partially offset by the good contribution of activities in Central and Eastern Europe related to higher tariffs in Romania, the Czech Republic and Slovakia.

Water division adjusted operating income for the nine months ended September 30, 2012 was impacted mainly by the increase in depreciation and amortization expense compared to the re-presented prior year period ended September 30, 2011, primarily due to development in Central and Eastern Europe.

Environmental Services

Revenue (€M)
Nine months ended September 30, 2012	Nine months ended September 30, 2011 re-presented	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
6,750.8	6,806.1	-0.8%	-3.4%	-0.4%	3.0%

Revenue in the Environmental Services division for the nine months ended September 30, 2012 declined slightly by 0.8% (-3.4% at constant consolidation scope and exchange rates).

This variation is mainly related to:
•	a difficult macro-economic context particularly since the second quarter of 2012, mainly in Europe;
•	the decline in recycled raw material prices, particularly marked in the third quarter of 2012; and
•	consequences of the geographic restructuring plan, with the cessation and restructuring of certain activities in North Africa and Italy.

–
In France, revenue for the nine months ended September 30, 2012 increased by 1.0% (+0.4% at constant consolidation scope).  Growth in certain activities (mainly waste-to-energy and hazardous waste) combined with higher tariffs, offset the effect of lower recycled raw material prices (paper/cardboard and scrap metals);

–
Outside France, revenue for the nine months ended September 30, 2012 declined 1.9% (-5.8% at constant consolidation scope and exchange rates). Germany revenue declined 12.6% (-14% at constant consolidation scope), due to the combined effect of lower raw material prices and volumes, and an unfavorable change in the economic environment in the commercial and industrial sectors. United Kingdom revenue increased 1.4% (-5.4% at constant consolidation scope and exchange rates), reflecting lower PFI construction revenue and a significant decline in landfilled volumes, in a challenging macro-economic environment. North America revenue increased 9.6% (+0.3% at constant consolidation scope and exchange rates) due to an increase in hazardous waste treatment activities, and offset by lower activity levels in Industrial Services. In Asia Pacific, revenue grew 13.6% (+3.7% at constant consolidation scope and exchange rates), and benefited from the favorable impact of the landfill tax in Australia.

For the nine months ended September 30, 2012, Environmental Services division adjusted operating cash flow was stable, and benefited mainly from:
•	the reversal of operating difficulties and restructuring costs related to operations in Italy and North Africa/Middle East that impacted 2011 results; and
•	the increase in hazardous waste activities, in France and certain other countries;
These elements were offset by:
•
an unfavorable base effect related to recycled raw material prices, mainly in France and Germany, given that the nine months ended September 30, 2011 experienced historically high prices of these materials; and

•	higher service prices that were insufficient to cover increased costs, mainly for maintenance.

Adjusted operating income for the nine months ended September 30, 2012 declined compared to the same period ended September 30, 2011. The decrease reflects the impact of items described above as well as impairments on non-current assets related to the geographic restructuring program.

Energy Services

Revenue (€M)
Nine months ended September 30, 2012	Nine months ended September 30, 2011 re-presented	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
5,181.2	4,777.2	8.5%	5.3%	2.9%	0.3%

Energy Services division revenue for the nine months ended September 30, 2012 increased 8.5% (+5.3% at constant consolidation scope and exchange rates).  The increase was driven by the favorable impact of higher energy prices (€176 million compared to the nine month period ended September 30, 2011) primarily in France.

–
In France, revenue for the nine months ended September 30, 2012 increased 9.6% (+10.8% at constant consolidation scope) due to the increase in average fuel basket prices, combined with more favorable weather conditions than 2011, as well as the increase in construction volumes.

–
Outside France, revenue for the nine months ended September 30, 2012 increased 7.5% (+0.7% at constant consolidation scope and exchange rates),  The increase in heating prices  during the year 2012 compared to 2011 offset the decline in volumes (in the Czech Republic mainly) and the end of subsidies on the sale of cogenerated energy in Hungary. In Southern Europe, revenue primarily developed in Italy with local municipalities was negatively impacted by the general economic environment and budgetary restrictions. In Spain, the Company continued restructuring its service activities. In addition, revenue in the United States declined due to an unfavorable weather effect, combined with exceptionally low energy prices.

External revenue growth for the nine months ended September 30, 2012 in the Energy Services division is primarily due to the acquisition of the Warsaw district heating network in October 2011.

For the nine months ended September 30, 2012, the Energy Services division adjusted operating cash flow increased slightly excluding the receivables write-down recorded in the first half of 2012 of €88.7 million. Adjusted operating income for the nine months ended September 30, 2012 declined compared to the same period ended September 30, 2011 primarily due to the increase in depreciation and amortization expense related to the acquisition of the Warsaw district heating network.

Other segment

Revenue (€M)
Nine months ended September 30, 2012	Nine months ended September 30, 2011 re-presented	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
458.2	378.0	21.2%	14.8%	4.2%	2.2%

Revenue of the “Other Segment” comprises mainly revenue generated by SNCM, ProActiva MedioAmbiente (joint venture with the group FCC), and Eolfi (renewable energies).

Growth in this segment was 21.2% (+14.8% at constant consolidation scope and exchange rates) for the nine months ended September 30, 2012, compared to re-presented figures for the same period ended September 30, 2011 and was primarily driven by ProActiva growth of 16.4% (+11.8% at constant consolidation scope and exchange rates).

External revenue growth in the “Other Segment” for the nine months ended September 30, 2012 is explained primarily by revenue of the group SNCM which includes nine months of revenue at September 30, 2012 versus seven months as of September 30, 2011.

“Other Segment” adjusted operating cash flow and adjusted operating income for the nine months ended September 30, 2012 declined compared to the same period ended September 30, 2011, mainly due to impairment losses on wind power plant projects recorded in the renewable energy business in the United States.

Appendix to the nine months financial review

1.  Reconciliation of previously published 2011 figures with re-presented figures

Revenue by operational sector (in € millions)	Nine months ended September 30, 2011 published	Restatement IFRS 5	Restatement IFRS 8	Nine months ended September 30, 2011 re-presented
Water	9,284.1	-246.2**	-85.8	8,952.1
Environmental Services	7,328.0	-418.9**	-103.0	6,806.1
Energy Services	5,076.2	-200.9**	-98.1	4,777.2
Veolia Transdev	2,275.1	-2,275.1*		-
Other		91.1**	286.9	378.0
Revenue as per the Consolidated Income Statement	23,963.4	-3,050.0	-	20,913.4

(*): Impact of the reclassification to net income (loss) from discontinued operations of Transportation division activities following the Veolia Transdev combination
(**): Reclassification to net income (loss) from discontinued operations of Citelum, the solid waste activities in the United States and the regulated water activities in the United Kingdom; and reclassification to net income (loss) from continuing operations of SNCM’s activities and the “Pinellas” incineration activities in the United States in the Environmental Services division

2. Quarterly revenue by operating segment:

In € millions	2012	2011(3)
Water
1st Quarter	3,018.7	2,880.2
2nd Quarter	3,076.7	3,047.2
3rd Quarter	3,113.5	3,024.7
	9,208.9	8,952.1
Environmental Services
1st Quarter	2,197.0	2,196.3
2nd Quarter	2,284.8	2,357.3
3rd Quarter	2,269.0	2,252.5
	6,750.8	6,806.1
Energy Services
1st Quarter	2,502.6	2,286.6
2nd Quarter	1,418.0	1,311.2
3rd Quarter	1,260.6	1,179.4
	5,181.2	4,777.2
Other
1st Quarter	132.9	120.5
2nd Quarter	150.0	104.6
3rd Quarter	175.3	152.9
	458.2	378.0
1st Quarter	7,851.2	7,483.6
2nd Quarter	6,929.5	6,820.3
3rd Quarter	6,818.4	6,609.5
Total	21,599.1	20,913.4

____________________
(3) See footnote (2) on page 3

 Accounting Definitions

•	GAAP (Generally Accepted Accounting Principles) indicators

Operating cash flow before changes in working capital, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5.

Operating income margin is defined as operating income as a percentage of revenue from continuing operations.

•	Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are relevant indicators of the Group’s operating and financial performance and can be defined as follows:

▪	The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:
o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed;
o	new contracts;
o	the acquisition of operating assets allocated to a particular contract or project;

▪
The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract;

▪	The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal;

▪
Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

▪
 “Adjusted operating income” and “Adjusted net income attributable to owners of the Company” are equal to operating income and net income attributable to owners of the Company, respectively, adjusted to exclude the impact of goodwill impairment charges and certain special items.  Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units, and restructuring costs. Special items also include significant impairment charges relating to assets other than goodwill. In general, the Company excludes impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably likely to recur within two years, and there was not a similar charge or gain within the prior two years.

▪	The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations;

▪	The adjusted operating income margin is defined as the adjusted operating income as a percentage of revenue from continuing operations;

▪
Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 7, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer